SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                                FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
      13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
                             OF 1934


Dated: May 6, 2003


                       Commission file number 1-11808

                              CORIMON, C.A.
         (Exact name of Registrant as Specified in its Charter)

                                VENEZUELA
      (Jurisdiction of Incorporation or Organization of Issuer)


                 Calle Hans Neumann, Edificio Corimon, PH
                         Los Cortijos de Lourdes
                           Caracas, Venezuela
                (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     [x] Form 20-F	[ ] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     [ ] Yes               [x] No

Attachment:

Material Events

(a) The New York Stock Exchange announces suspension of trading in American Depositary Receipts of Corimon, C.A.







     Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               CORIMON, C.A.


                               By:/s/Eduardo Melendez
                                  Eduardo Melendez
                                  Company C.F.O. and
                                  legal vice president




Date: May 6, 2003





                         Index to Exhibits


Exhibit          Item                 Sequentially Numbered Page

 (a)             Material Event                     3
                 description-
                 New York Stock
                 Exchange announces
                 suspension in trading
                 of American Depositary
                 Receipts of Corimon, C.A.








                         Exhibit (a)




NYSE to Suspend Trading in Corimon C.A. and
Moves to Remove from the List

NEW YORK, May 1, 2003 -- The New York Stock Exchange
("NYSE") announced today that it has determined that the American Depository Receipts ("ADRs") of Corimon
C.A. (the "Company") (NYSE: CRM) should be suspended prior to the opening on Thursday, May 8, 2003 or such earlier date if there is a material adverse development.
The Company has advised the NYSE that it will not contest or appeal the NYSE's determination.

The NYSE reached its decision in view of the fact that the Company has fallen below the NYSE's continued listing standards regarding average global market capitalization over a consecutive 30 trading-day period of not less than $15,000,000 and, most recently, average global market capitalization over a consecutive 30 trading-day period of not less than $50,000,000 and total stockholders' equity of not less than $50,000,000.

The NYSE had previously accepted a business plan, provided by the Company, that would have brought the Company into compliance with continued listing standards. The Company has since been unable to meet certain material aspects of such plan due to adverse macro-economic conditions in Venezuela including the significant devaluation of the Venezuelan currency, the bolivar, since 2002. Furthermore, Venezuela's current political and economic climate does not indicate the improvement of such factors in the foreseeable future in order to allow the Company to achieve compliance with the NYSE's continued listing standards.

The NYSE noted that it may, at any time, suspend a security if it believes that continued dealings in the security on the NYSE are not advisable.

For further information contact:

Contacts: Virginia Serra, Investors Relations Coordinator.
Telephones: (58-212) 400-55-96/400-55-14
Telefax: (58-212) 400-56-89
e-mail: virginia_serra@corimon.com